UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

NOBLE INTERNATIONAL, LTD.

(Name of Issuer)

Common Stock, $.00067 par value per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Robert J. Skandalaris

840 W. Long Lake Road, Suite 601

Troy, Michigan 48098

(248) 220-2004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 655053106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 41,904
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 41,904
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

CUSIP No. 655053106

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D amends and supplements the items indicated below of the statement on Schedule 13D filed by Robert J. Skandalaris on March 23, 2007, as amended on September 6, 2007, March 4, 2008 and March 21, 2008 (collectively, the “Schedule 13D”) with respect to the common stock, par value $.00067 per share (the “Common Stock”) of Noble International, Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

The principal executive offices of the Company are located at 840 W. Long Lake Road, Suite 601, Troy, Michigan 48098.

Item 2. Identity and Background

This Amendment No. 4 to Schedule 13D is filed on behalf of Mr. Skandalaris, whose business address is 840 W. Long Lake Road, Suite 601, Troy, Michigan 48098.

Mr. Skandalaris is currently employed as managing director of Quantum Ventures of Michigan, LLC.

During the last five years, Mr. Skandalaris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Skandalaris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Skandalaris is a citizen of the United States.

Item 4. Purpose of Transaction

On April 7, pursuant to the Sale Option Exercise Agreement, ArcelorMittal S.A. (“ArcelorMittal”) purchased 2,439,055 shares of Common Stock held by Mr. Skandalaris, members of his family and certain entities controlled by them (the “Skandalaris Affiliates”). Pursuant to the Sale Option Exercise Agreement, ArcelorMittal has the option to purchase an additional 41,904 shares of Common Stock held by Mr. Skandalaris.

The Sale Option Exercise Agreement settled certain disputes concerning the rights and obligations of Mr. Skandalaris and ArcelorMittal related to the “Sale Option” under Sections 3.3 and 3.5 of the Standstill and Stockholder Agreement.

Except , as described herein, Mr. Skandalaris has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

Page 3 of 5 Pages

CUSIP No. 655053106

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Common Stock of the Company

(a) and (b) Mr. Skandalaris owns 41,904 shares of the Common Stock, constituting approximately 0.2% of the shares of Common Stock outstanding. The calculation of the percentage of shares of Common Stock owned by Mr. Skandalaris is based on the number of shares outstanding reported in the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2007, as adjusted, based upon information provided by the Company, to include the subsequent exercise of options and the issuance and vesting of shares pursuant to restricted stock or similar awards subsequent to the date as of which information is provided in such report.

As described in Item 6, Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement terminated and Mr. Skandalaris and ArcelorMittal no longer share voting and investment power over the shares of Common Stock owned by each of them.

(c) Except as described in the Schedule 13D, as amended hereby, Mr. Skandalaris has not effected any transaction relating to the Common Stock during the past 60 days.

(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock deemed beneficially owned by Mr. Skandalaris.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Pursuant to the terms of the Sale Option Exercise Agreement:

•	ArcelorMittal purchased from Mr. Skandalaris and the Skandalaris Affiliates, for $14 per share, 2,439,055 shares of Common Stock.

•

ArcelorMittal has the option to purchase 41,904 shares of Common Stock held by Mr. Skandalaris, at a price of $14 per share, exercisable within 60 days following the closing of the transactions contemplated by the Sale Option Exercise Agreement (the “Sale Option Closing”). The purchase of the shares pursuant to the option exercise is subject to certain conditions, including obtaining all required governmental consents and approvals, as to which there cannot be any assurance.

•	Mr. Skandalaris resigned as Chairman of the Company’s Board of Directors as of the Sale Option Closing.

•	Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement and the Registration Rights Agreement terminated as of the Sale Option Closing.

The foregoing summary is qualified in it entirety by reference to the full text of the Sale Option Exercise Agreement filed as Exhibit 99.4 to Mr. Skandalaris’ Amendment No. 3 to Schedule 13D filed March 21, 2008 and incorporated by reference hereto.

Immediately following filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Mr. Skandalaris will resign as a member of the Board of Directors of the Company and from his employment with the Company under the employment agreement between the Company and Mr. Skandalaris dated March 13, 2002 (the “Employment Agreement”). Mr. Skandalaris will remain bound by his surviving obligations under the Standstill and Stockholder Agreement and the Employment Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.4	Sale Option Exercise Agreement dated March 12, 2008 by and among ArcelorMittal, Mr. Skandalaris and the other signatories thereto. (Incorporated by reference to Mr. Skandalaris’ Amendment No. 3 to Schedule 13D filed March 20, 2008.)

Page 4 of 5 Pages

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2008
Date

/s/ Robert J. Skandalaris
Robert J. Skandalaris

Page 5 of 5 Pages